DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

November 11, 2003 *file number:* 50277-00001

Office of International Corporate F
c/o Securities and Exchange Comm
450 - 5th Street N. W.
Washington, DC 20549


03037449

SUPPL


MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH. D.C. 187
SECTION

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per: [signature]

Donna L. Ornstein,
Legal Assistant

DO/tzc/Encls.

[handwritten: 11/18]

November 11, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a) Incorporation Documents

(i) BC — Not Applicable

(b) Extra-provincial Registration

(i) NWT — Not Applicable

(c) Annual Reports

(i) BC (Form 16) — Not Applicable

(ii) NWT (Form 27) — Not Applicable

(d) Notices Filed with Registrar of Companies

(i) BC — Not Applicable

(ii) NWT — Not Applicable

(e) Special Resolution

(i) BC — Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a) Annual Report (including annual audited financial statements and auditor's report thereon) — Not Applicable

(b) Annual Information Form — Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	October 30, 2003
(e)	News Releases	October 30, 2003
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	November 6, 2003
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable

(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	October 30, 2003
(e)	News Releases	October 30, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	September 15, 2003
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	October 30, 2003
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

82-1209



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

October 30, 2003

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Quarterly Report

Enclosed is the Quarterly Report for GGL Diamond Corp. for the nine months ended August 31, 2003.

The Quarterly Report was mailed today to all the shareholders of the Company who appear on its Supplemental Mailing List which has been established pursuant to National Instrument 54-101 procedures. In addition, the Quarterly Report has been mailed to the financial media.

Yours truly,

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

/lk

Enclosure

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of
Schedule A

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED		DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.		August 31, 2003		03/10/28
ISSUER ADDRESS				
#904, 675 WEST HASTINGS STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
RAYMOND A. HRKAC		PRESIDENT		(604)688-0546
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
ggl@telus.net		www.ggldiamond.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A. Hrkac"	Raymond A. Hrkac	03/10/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Nick DeMare"	Nick DeMare	03/10/29

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

		August 31, 2003		November 30, 2002
ASSETS				
Current				
Cash and cash equivalents	$	1,160,673	$	179,412
Sundry receivable and prepaids		47,509		171,162
Marketable securities		3,800		3,800
		1,211,982		354,374
Mineral properties and deferred exploration costs (Note 1)		7,243,965		6,135,705
Capital assets		281,865		290,063
	$	8,737,812	$	6,780,142
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	337,396	$	356,819
Current portion of mortgage loan		12,920		12,920
		350,316		369,739
Mortgage loan		61,488		71,004
		411,804		440,743
SHAREHOLDERS' EQUITY				
Share capital (Notes 2, 3)		18,663,084		16,357,640
Contributed surplus		34,980		34,980
Deficit		(10,372,056)		(10,053,221)
		8,326,008		6,339,399
	$	8,737,812	$	6,780,142

Subsequent events (Note 7)

Approved by the Board of Directors:

Director

Director

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the nine months ended
(Unaudited)

	August 31, 2003	August 31, 2002
Administration costs		
Amortization	$ 1,485	$ 1,101
Consulting fees	37,407	78,437
Corporate relations	59,911	18,812
Interest expense	722	594
Legal and audit	28,718	18,711
Licences, taxes, insurance and fees	27,256	16,558
Office services and expenses	58,423	61,386
Shareholders' meetings and reports	19,868	14,109
Travel	35,025	17,204
Operating loss	(268,815)	(226,912)
Other income (loss)		
Interest income	10,123	1,661
Foreign exchange adjustments	(2,372)	-
Loss on sale of investment	-	(161)
Write-off of exploration and mineral property costs	(57,771)	(93,899)
	(50,020)	(92,399)
Loss for the period	(318,835)	(319,311)
Deficit, beginning of period	(10,053,221)	(9,301,439)
Deficit, end of period	$ (10,372,056)	$ (9,620,750)
Net loss per share	$ 0.01	$ 0.01
Weighted average number of common shares outstanding	57,599,124	44,949,864

Please see notes accompanying these financial statements.

Schedule A – Financial Statements

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit For the three months ended (Unaudited)	August 31, 2003	August 31, 2002
Administration costs		
Amortization	$ 495	$ 367
Consulting fees	12,570	54,437
Corporate relations	17,225	8,584
Interest expense	279	206
Legal and audit	2,257	19,630
Licences, taxes, insurance and fees	8,892	8,549
Office services and expenses	21,739	24,178
Shareholders' meetings and reports	1,079	2,486
Travel	27,726	16,661
Operating loss	(92,262)	(135,098)
Other income (loss)		
Interest income	5,027	1,285
Foreign exchange adjustments	156	-
Write-off of exploration and mineral property costs	(24,235)	(36,941)
	(19,052)	(35,656)
Loss for the period	(111,314)	(170,754)
Deficit, beginning of period	(10,260,742)	(9,449,996)
Deficit, end of period	$ (10,372,056)	$ (9,620,750)
Net loss per share	$ 0.002	$ 0.004
Weighted average number of common shares outstanding	57,599,124	44,949,864

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	August 31, 2003	August 31, 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (111,314)	$ (170,754)
Adjustment for items not involving cash:		
- amortization	495	367
- write off of exploration and mineral property costs	24,235	36,941
	(86,584)	(133,446)
Change in non-cash working capital items:		
- sundry receivable and prepaids	80,234	(55,443)
- accounts payable and accrued liabilities	36,971	153,622
	30,621	(35,267)
Cash flows from (used in) financing activities		
Shares issued for cash	1,320,267	761,875
Shares issued for cash – flow through shares	-	147,500
Share issuance cost	(94,120)	(47,713)
Principal reduction of mortgage loan	(3,053)	(2,792)
	1,223,094	858,870
Cash flows from (used in) investing activities		
Mineral property costs	(34,504)	(92)
Deferred exploration costs	(576,231)	(370,715)
Purchase of capital assets	(3,945)	(4,073)
	(614,680)	(374,880)
Increase in cash and cash equivalents	639,035	448,723
Cash and cash equivalents, beginning of period	521,638	76,284
Cash and cash equivalents, end of period	$ 1,160,673	$ 525,007
Supplementary cash flow information		
Cash paid for interest charges	$ 1,819	$ 2,004

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the nine months ended
(Unaudited)

	August 31, 2003	August 31, 2002
Cash flows from (used in) operating activities		
Loss for the period	$ (318,835)	$ (319,311)
Adjustment for items not involving cash:		
- amortization	1,485	1,101
- loss on sale of investment	-	161
- write off of exploration and mineral property costs	57,771	93,899
	(259,579)	(224,150)
Change in non-cash working capital items:		
- sundry receivable and prepaids	123,653	(42,570)
- accounts payable and accrued liabilities	(19,423)	129,966
	(155,349)	(136,754)
Cash flows from (used in) financing activities		
Shares issued for cash	2,556,767	881,875
Shares issued for cash – flow-through shares	-	303,000
Share issuance cost	(251,323)	(58,124)
Principal reduction of mortgage loan	(9,516)	(7,829)
	2,295,928	1,118,922
Cash flows from (used in) investing activities		
Mineral properties	(47,079)	(43,853)
Deferred exploration costs	(1,102,163)	(543,862)
Proceeds from sale of investment	-	3,638
Purchase of capital assets	(10,076)	(5,543)
	(1,159,318)	(589,620)
Increase in cash and cash equivalents	981,261	392,548
Cash and cash equivalents, beginning of period	179,412	132,459
Cash and cash equivalents, end of period	$ 1,160,673	$ 525,007
Supplementary cash flow information		
Cash paid for interest charges	$ 4,141	$ 5,881

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.
Notes to Consolidated Financial Statements
August 31, 2003

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2002.

1. Mineral Properties and Deferred Exploration Costs

[-----December 1, 2002 to August 31, 2003------]

	Balance November 30, 2002	property cost additions	exploration cost additions	written off	Balance August 31, 2003
Diamond Venture					
- general exploration	$ -	$ -	$ 57,771	$ (57,771)	$ -
Doyle Lake	706,086	279	7,771	-	714,136
Clinton	-	12,120	2,004	-	14,124
Fishback Lake and					
Dessert Lake	334,339	-	-	-	334,339
CH	2,765,124	34,680	1,043,517	-	3,843,321
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	901,547	-	5,369	-	906,916
McConnell Creek and other	1,386,665	-	2,520	-	1,389,185
	$6,135,705	$ 47,079	$ 1,118,952	$ (57,771)	$ 7,243,965

	Balance November 30, 2002	Additions	De(Aug 31/03 written off	Balance August 31, 2003
Mineral property costs	$ 493,537	$ 47,079	$ -	$ 540,616
Deferred exploration costs	5,642,168	1,118,952	(57,771)	6,703,349
	$ 6,135,705	$ 1,166,031	$ (57,771)	$ 7,243,965

Exploration costs incurred during the nine months ended:

	August 31, 2003	August 31, 2002
Amortization	$ 16,789	$ 18,497
Charter Aircraft	153,378	147,548
Drilling, trenching, sampling	249,583	65,675
Licences and recording fees	16,362	24,056
Mortgage interest	3,815	5,287
Project supplies	107,250	54,761
Salaries and wages	88,745	80,776
Survey	231,419	-
Technical and professional services	158,279	123,835
Transportation	93,332	41,924
	$1,118,952	$ 562,359

GGL DIAMOND CORP.
Notes to Consolidated Financial Statements
August 31, 2003

1. Mineral Properties and Deferred Exploration Costs (continued)

CH Northwest Territories, Canada

During the period ended August 31, 2003, the Company staked 23 additional claims. The Company now has a 100% interest in 127 claims in the CH project area.

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2002	52,880,843	$16,357,640
For cash:		
Private placements, net of share issued costs	7,722,222	1,973,677
Stock option exercised	685,000	199,667
Warrants exercised	550,333	132,100
Balance, August 31, 2003	61,838,398	$18,663,084

(c) During the period ended August 31, 2003, the Company:

i) completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid $80,000 cash as a finders fee;

ii) completed a private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,224,999.90 and paid $82,800 cash as a finders fee;

iii) issued 550,333 common shares pursuant to the exercise of warrants for gross proceeds of $132,099.90, and

iv) issued 685,000 common shares pursuant to the exercise of stock options for gross proceeds of $199,666.65.

(d) At August 31, 2003, the following warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
966,999	0.30	September 4, 2003
100,000	0.20	January 2, 2004
300,000	0.20	January 16, 2004
520,000	0.20	May 31, 2004
450,000	0.20	June 24, 2004
5,200,000	0.20	July 11, 2004
7,536,999		

GGL DIAMOND CORP.
Notes to Consolidated Financial Statements
August 31, 2003

3. Stock Options

During the period, the Company's Board of Directors approved and granted a total of 1,225,000 stock options to directors, employees, and a consultant of the Company. 745,000 of these options are exercisable at the price of $0.25 per common share and expire February 6, 2008; 430,000 of these options are exercisable at $0.30 per common share and expire April 25, 2008 and 50,000 of these shares are exercisable at $0.45 per share expiring August 15, 2008. Each option entitles its holder to acquire one common share of the Company. These options are vested over an 18 month period.

Stock options outstanding as at August 31, 2003:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2002	5,843,500	$ 0.26
Granted	1,225,000	$ 0.28
Expired	(253,500)	$ 0.30
Exercised	(685,000)	$ 0.29
Options outstanding at August 31, 2003	6,130,000	$ 0.26

The weighted average fair value of the options granted during the period ended August 31, 2003 was $0.28.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.45	6,130,000	2.63	$ 0.26	5,076,632	$0.26

4. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. On May 2, 2003 the Company was informed that the Department of Indian and Northern Affairs' appointed federal tribunal had ruled in favour of the Company on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims. On May 27, 2003 counsel for Golden Rule and Inukshuk advised the Company and the Tribunal that they would not be appealing the decision of the Tribunal pronounced May 2, 2003.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

GGL DIAMOND CORP.
Notes to Consolidated Financial Statements
August 31, 2003

5. Related Party Transactions

During the nine months ended August 31, 2003, the Company was billed $36,000 ($24,000 of which is included in accounts payable) by one director (August 31, 2002– $41,600) for consulting fees and technical and professional services. The fees for the period ended August 31, 2003 are recorded as Consulting fees. As at August 31, 2003, the Company has accrued $24,000 owing to one director for consulting fees and technical and professional services.

6. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2003 and August 31, 2002.

The Company's total assets are segmented geographically as follows:

	August 31, 2003	August 31, 2002
Canada	$ 7,830,896	$ 5,919,645
United States	906,916	901,415
	$ 8,737,812	$ 6,821,060

7. Subsequent Events

Subsequent to August 31, 2003:

(a) the Company completed a private placement of 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430. The Company paid a cash finders fee of $70,832 and

(b) 1,066,999 warrants were exercised for gross proceeds of $310,099.70.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	August 31, 2003	03/10/28

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A. Hrkac"	Raymond A. Hrkac	03/10/29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Nick DeMare"	Nick DeMare	03/10/29

Schedule B – Supplementary Information

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

1. **Analysis of expenses and deferred costs:**

For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for August 31, 2003.

For Deferred exploration costs incurred during the period see Note 1 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for August 31, 2003.

2. **Related party transactions:**

Please see Schedule C – Management Discussion and Analysis sections on Related Party Transactions and Commitments.

3. **Summary of securities issued and options granted during the period:**

(a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commis-sion
Feb. 05, 2003	Common Shares	Private Placement	5,000,000	$0.20	$1,000,000	Cash	$80,000 finders fee
March 3. 2003	Common Shares	Stock option exercised	25,000	$0.30	$7,500	Cash	-
March 4, 2003	Common Shares	Exercise of warrant	25,000	$0.20	$5,000	Cash	-
March 6, 2003	Common Shares	Exercise of warrant	100,000	$0.20	$20,000	Cash	-
March 18, 2003	Common Shares	Stock option exercised	25,000	$0.30	$7,500	Cash	-
March 20, 2003	Common Shares	Exercise of warrant	100,000	$0.30	$30,000	Cash	-
March 24, 2003	Common Shares	Exercise of warrant	55,500	$0.20	$11,100	Cash	-
March 27, 2003	Common Shares	Exercise of warrant	80,000	$0.20	$16,000	Cash	-
April 2, 2003	Common Shares	Stock option exercised	95,000	$0.30	$28,500	Cash	-
April 16, 2003	Common Shares	Stock option exercised	130,000	$0.30	$39,000	Cash	-
April 17, 2003	Common Shares	Stock option exercised	210,000	$0.30	$63,000	Cash	-
May 7, 2003	Common Shares	Exercise of warrant	44,500	$0.20	$8,900	Cash	-
June 18, 2003	Common Shares	Stock options exercised	33,333	$0.25	$8,333.25	Cash	-
June 18, 2003	Common Shares	Stock option exercised	16,667	$0.20	$3,333.40	Cash	-
July 17, 2003	Common Shares	Stock option exercised	50,000	$0.25	$12,500	Cash	-
July 21, 2003	Common Shares	Stock option exercised	10,000	$0.30	$3,000	Cash	-
July 24, 2003	Common Shares	Private Placement	2,722,222	$0.45	$1,224,999.90	Cash	$82,800 finders fee
Aug 7, 2003	Common Shares	Stock option exercised	80,000	$0.30	$24,000	Cash	-
Aug 11, 2003	Common Shares	Exercise of Warrant	17,000	$0.30	$5,100	Cash	-
Aug 12, 2003	Common Shares	Exercise of Warrants	95,000	$0.30	$26,000	Cash	-
Aug 12, 2003	Common Shares	Stock option exercised	10,000	$0.30	$3,000	Cash	-
Aug 28, 2003	Common Shares	Exercise of Warrant	33,333	$0.30	$9,999.90	Cash	-

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

(b) Options were granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
Feb. 06, 2003	35,000	Director	Nick DeMare	$0.25	Feb. 06, 2008
Feb. 06, 2003	150,000	Director	J. Haig Farris	$0.25	Feb. 06, 2008
Feb. 06, 2003	50,000	Director	John.S. Auston	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	William Meyer	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	W. Wolodarsky	$0.25	Feb. 06, 2008
Feb. 06, 2003	25,000	Director	Timothe Huot	$0.25	Feb. 06, 2008
Feb. 06, 2003	125,000	Director, Officer, Employee	Raymond A. Hrkac	$0.25	Feb. 06, 2008
Feb. 06, 2003	310,000	Employee	Employees	$0.25	Feb. 06, 2008
April 25, 2003	25,000	Director	William Meyer	$0.30	April 25, 2008
April 25, 2003	25,000	Director	Nick DeMare	$0.30	April 25, 2008
April 25, 2003	75,000	Director	William Wolodarsky	$0.30	April 25, 2008
April 25, 2003	75,000	Director	J. Haig Farris	$0.30	April 25, 2008
April 25, 2003	230,000	Employee	Employees	$0.30	April 25, 2008
Aug 15, 2003	50,000	Consultant	Consultant	$0.45	Aug 15, 2008

4. As at the end of the period:

(a) and (b) Authorized and issued share capital at August 31, 2003:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	61,838,398	$18,663,084

(c) Summary of options outstanding as at August 31, 2003:

Security	Number	Exercise Price	Expiry Date
Options	1,590,000	$0.30	Mar. 5, 2004
Options	594,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	145,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	1,359,333	$0.20	July 18, 2007
Options	736,667	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug 15, 2008
Total	**6,130,000**		

Schedule B – Supplementary Information

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

(c) Summary of warrants outstanding as at August 31, 2003:

Security	Number	Exercise Price	Expiry Date
Warrants	966,999	$0.30	September 4, 2003
Warrants	100,000	$0.20	January 2, 2004
Warrants	300,000	$0.20	January 16, 2004
Warrants	520,000	$0.20	May 31, 2004
Warrants	450,000	$0.20	June 24, 2004
Warrants	5,200,000	$0.20	July 11, 2004
TOTAL	7,536,999		

6,753,600 warrants expired unexercised during the nine month period ended August 31, 2003.

(d) There are no escrowed or pooled shares.

5. Directors:

Raymond A. Hrkac | J. Haig Farris | Nick DeMare
W. Wolodarsky | William Meyer | John S. Auston
Timothe Huot (as of February 6, 2003)

Senior Officers:

John Auston, Chairman
Raymond A. Hrkac, President and CEO
Nick DeMare, Corporate Secretary

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

Since 1981, the Company has been engaged in the acquisition, exploration and development of mineral properties in North America. Its initial exploration focus was primarily on gold and copper-gold prospects. As a result, the Company retains ownership of a gold property and a copper-gold property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

In 1992, the Company began to explore for diamonds on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, Echo Bay Mines, and De Beers Canada Exploration Inc. ("De Beers", formerly Monopros Limited). One of these, the Doyle Lake Project with De Beers, has discovered a diamond bearing kimberlite and exploration is in progress. The Fishback Project claims (formerly held by the Slave Diamond Syndicate and a subsequent joint venture with De Beers) have reverted to the Company and exploration continues on some of the claims.

In March of 2000, the Company began a claim acquisition program, the CH Project, south and west of Lac de Gras and the Ekati Diamond Mine. Diamond exploration and claim staking continued through 2001, 2002 and 2003. Portions of this project area have advanced to the target drilling stage while heavy mineral sampling continues to aid in the definition of new targets. The CH project area contains over 300,000 acres in ten claim groups. The excellent geochemistry of the diamond indicator minerals in this area is prime evidence that clusters of diamond bearing kimberlites are to be found here.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Slave Craton, an area approximately 400 km by 600 km, is composed of thick crustal rocks greater than 2.5 billion years old. Defined by age and thickness, Cratons are known to contain economic diamond deposits. Prior to the Canadian diamond discoveries, the best known diamond deposits were in the Cratons of South Africa, Russia, India and Brazil. To date two major diamond deposits in the central portion of the Slave Craton are in production, the Ekati and Diavik mines.

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton

The southeast portion of the Slave Craton contains, to date, two potential diamond mines. The Snap Lake diamond deposit is scheduled to go into production in two to three years. The deposit was found in 1996 by a junior exploration company, Winspear Resources, which in 2000 was bought by De Beers. The Gahcho Kue kimberlites, on Mountain Province (MPV) claims adjacent to GGL's Doyle Lake project area, contain a gross diamond resource of $2.0 billion. De Beers is earning a 60% interest in this deposit from Mountain Province Diamonds Inc. A pre-feasibility study is in progress.

GGL began exploring the Doyle Lake area in 1993 under a joint venture agreement with Teck/Cominco. At that time kimberlites had yet to be discovered in the area.

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton, continued

The traditional method for exploring for kimberlites is through kimberlitic indicator mineral sampling (KIMS). It has been common knowledge that four minerals, chrome pyrope (a type of garnet), chrome diopside, picro ilmenite, and chrome spinel are used as kimberlite tracers (indicator minerals) based on an evaluation of their chemical composition. Although inclusions of these minerals within diamonds detract from the beauty of the diamond and decrease its economic value, they are very useful for exploration because they reveal the composition of the indicator minerals associated with diamonds. The sampling consists of digging a hole with a shovel and taking 10 to 20 litres of glacial till (dirt), and sending it to a laboratory for the recovery of the indicator minerals (if any) and the analysis of the indicator grains recovered. This method will not only confirm that a kimberlite is present in the area, but makes it possible to evaluate the potential of the kimberlite to host diamonds. The cost of sampling varies, but in general is $600 to $1,000 per sample.

Sampling programs at Doyle Lake were completed in 1993 and in 1994. Although most all of the samples were barren, one sample contained four grains of chrome pyropes that confirmed the potential for kimberlite. Two of the grains had the right composition to be associated with diamonds. Except for this sample, the overall results were discouraging and Teck/Cominco withdrew from the joint venture.

The Company, unable to interest the major diamond explorers in the area, continued on its own. By the end of 1994, the Company, following up on the one good sample, had located a series of samples (an indicator mineral train) that contained hundreds of kimberlitic and diamond indicators. In 1995, a joint venture was signed with De Beers that allowed the Company to continue exploration. In 1996, a source of the indicator mineral train was found. It proved to be a diamond bearing kimberlite at least 1.3 km in length, up to 5.7 metres thick and dipping at five to eleven degrees. At that time, a limited drilling program suggested a resource of 800,000 tonnes, but it was clear that the potential tonnage was much greater. Further evaluation of the indicator minerals, undertaken in Australia on behalf of the Company, and in South Africa by De Beers, confirmed the high grade diamond potential of the kimberlite.

Of the 30 Doyle Lake mineral claims, the LA 26 – 30 claims were staked by the Company subject to a Notice of Protest, filed in 1995, by which the Company contested the staking of underlying claims as being in contravention of the Canada Mining Regulations. (The 1996 kimberlite discovery was to lay within one of these claims.) At the same time SouthernEra staked adjoining, but separate mineral claims, also subject to a similar notice of protest. Beginning in 1995, litigation continued through to May 2003 at which time the Company and De Beers, and SouthernEra and Diamonds North were awarded their respective claims.

During the eight year period, in which the ownership of the claims were in question, no further exploration work was conducted on the five claims or the diamond bearing kimberlite found in 1996. De Beers continued exploration on the undisputed LA 1 – 25 claims, earning a 60% interest in the LA 1 – 30 claims. The Company has a 40% carried interest.

In May of this year a Tribunal appointed by the Minister of Indian and Northern Affairs upheld the May 1996 decision of the Supervising Mining Recorder, awarding the LA 26 – 30 mineral claims to the Company. At that time, De Beers informed the Company that they were ready to resume work on the claims.

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton, continued

During August and September, De Beers undertook a program to obtain kimberlite samples for microdiamond analysis and to begin to define the strike length of the kimberlite. The sample taken in 1996 contained 69 microdiamonds in a 125.2 kg sample, but the kimberlite obtained was diluted with granite as a result of the type of drilling equipment used. Nevertheless it was a significant result and confirmed that the kimberlite contains diamonds. This year's drilling used a core drill that recovered only kimberlite in a 160 kg sample. Without dilution the microdiamond counts are expected to be greater. It is standard practice in diamond exploration to first take samples of approximately this size to help determine if larger more expensive sampling is warranted. After the results are received, which we anticipate will be early next year, but could be sooner, De Beers will evaluate the practicality of taking a large sample of approximately two tonnes by trenching from surface. The trenching will be more efficient and cost effective than drilling.

This program succeeded in extending the strike length of the kimberlite from 1.3 km to 2 km, which is of great potential significance for the Company and its shareholders. The kimberlite resembles a book lying on a table that has one side lifted by one or two inches. We now know that the lifted edge of the "book" is at least 2 km long, and we know that this edge is up to 5 metres thick. The part that slopes away has been defined by only a few drill holes, which to date have followed it for 150 metres.

These promising results look remarkably similar to the early exploration results of Snap Lake. The early drilling at Snap Lake was also along the near-surface edge of a kimberlite that appeared to be a few centimetres to a few metres thick with a strike length of less than 1 km. Only after some 50,000 metres of drilling was the Snap Lake Kimberlite found to contain a total resource of 60 million tones. To date 23 million tonnes have been outlined for mining. It is not unreasonable to consider a possible 5 to 10 million tonnes at the Doyle kimberlite or with sufficient drilling much more (only 668 metres were drilled this year). The key factor is diamond content and that remains to be determined.

This year's drilling by De Beers also produced the first confirmation of a second suspected kimberlite lying below the Doyle kimberlite. The possibility of two kimberlites adds to the potential of this property.

De Beers continues to explore the GGL claims between the Doyle kimberlite and the kimberlites on the Mountain Province claims. All of the main diamond bearing kimberlites lie along a northeast corridor that we have termed "Kimberlite Alley". Between the Doyle kimberlite and our north claim boundary at Gahcho Kue, ten kilometres of this corridor remains to be adequately explored. Outside of this corridor there are two pipe-like drill targets that are being considered for drilling this winter.

De Beers has spent over $6 million on the Doyle property. This world-class diamond company has been an excellent joint venture partner and we look forward to the continued exploration of this promising property.

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

CH Project Area, Central Slave Craton

The central area of the Slave Craton is home to two diamond mines, Ekati and Diavik. These two mines, the first in Canada, together produce 10% of the world's diamond production. The central part of the Slave Craton was recently described by research scientists at the 8th International Kimberlite Conference, held this year in Victoria BC, as one of the most prospective diamond potential areas of the Slave Craton. It is here that the Company's CH mineral claims are located.

Although GGL began staking these claims in 2000, the Company began to gather the information that allowed this to happen in 1992, the year the Company started diamond exploration. That year, the Company began to build what is today an enviable and rich source of data and information. Since that year, the Company has routinely logged and analyzed vast quantities of diamond exploration data that is available from public, private, and government sources, and manages this information to produce maps, tables and reports on demand. From this unique and proprietary data set, we have selected areas known to have diamond chemistry indicator minerals. Because exploration is a dynamic and competitive industry, it took time, patience and secrecy to take our own samples to confirm the data set information and to stake highly desirable claims. This was accomplished at a slower pace than may have been desired because of the difficulties all resource companies were experiencing in raising money during what was undoubtedly the worst downturn for the resource industry in 50 years.

Diamonds are expensive because they are rare and extremely difficult to find. To give the Company and its shareholders the best chance for success we acquired as much ground with diamond potential as we could afford (currently over 325,000 acres). This required a great deal of time and money to maintain claims, as set by government regulations, until we could focus on those claims that have the greatest potential.

The simple version of diamond exploration is first, to find the right indicator minerals, follow them until they end, ideally at a geophysical anomaly (target), drill it, find the kimberlite containing diamonds and live happily ever after. Early in our exploration, on three of our properties, we found indicator minerals, reflecting classic geophysical anomalies. With the blessing and expertise of our independent experts, we drilled six targets, but we found no kimberlites. We now had something in common with the other diamond exploration companies who drilled many targets without finding kimberlites. Drilling many targets is a valid approach to finding diamonds, for those large companies that can afford it. A junior company with limited funds (like GGL) must take more time to evaluate and prioritize each target before drilling.

The CH Project Area contains ten separate diamond exploration properties. Of these the Zip-de, Starfish, Seahorse, Courageous and Mackay are the most advanced. Extensive exploration in the form of indicator mineral sampling and geophysical surveys has been completed on these claims. Our geologists are now evaluating results in order to select drill targets. Prioritizing of drill targets is expected to be completed early next year after we receive the results of this year's exploration. Three potential high priority drill targets have been identified from the preliminary results of the Fugro airborne geophysical survey, on the Zip-de mineral claims. Two of these have good indicator mineral support. The third required additional sampling (results are pending) to confirm the indicator mineral relationship.

To illustrate some of the complexities of the exploration process, the Company had expected to complete an 8,000 line kilometre airborne survey over the Starfish and Zip-de claims in August. However, completion of the survey was delayed because of severe magnetic storms caused by solar flares. We now expect to receive final processed data, maps and reports in November. Because of this unexpected circumstance, the Company had to abandon its plans to start a drill program this year.

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

CH Project Area, Central Slave Craton, continued

By using the preliminary data provided by Fugro during the survey, our geologists were able to select and make site visits of potential target areas. They located 28 targets on Starfish and 45 on the Zip-de claims. Many of these will not become priority targets and upon receipt of the final data, and with additional processing, new targets may be selected. The final processing of the data is important as many of the best diamond deposits have shown only weak responses to geophysics (some have no response) and these weak responses are often not apparent in the preliminary data.

Many of the kimberlitic indicator minerals within the trains on the Starfish and Zip-de claims are also diamond indicators. Their sources are worth finding and that is what we plan to do.

The Seahorse claims contain a 2 km wide, low-count indicator mineral train. Several drill targets have been chosen at the head of this train. On the Courageous claims, three targets lie at the head of the mineral train. All of these targets will be evaluated and rated against those of the Starfish and Zip-de targets.

Early this winter and prior to the final selection of drill targets, the chosen potential drill targets will be covered by ground geophysical surveys.

The other separate diamond exploration properties are Winter Lake North, Winter Lake South, Zip-du, Zip-da and the "G" claims. Of these, the Winter Lake North has the best indicator mineral counts and diamond chemistry. Our geologists collected new indicator mineral samples this year to help define the trend of indicator mineral trains. The Company anticipates completing geophysics on this property in the coming year and selecting targets for drilling in the late summer of 2004 or early winter 2005.

Samples were taken on the Zip-du and Zip-da this summer and these claims are in the early stages of diamond exploration. Results of indicator mineral sampling on the Winter Lake South and G claims are the least promising of the properties. Some anomalous samples occur, but trends are poorly defined.

The gathering of evidence to help select the best targets for drilling is time consuming and expensive. The more evidence we get the better our chances of success. How patient can we be, how patient should we be, or how patient are our shareholders? Like an archer with ten arrows, a hundred targets and only one prize, we have to aim carefully and hope for a little bit of luck.

Last but not least, the Fishback Project is being re-examined and may be drilled as part of our 2004 drill program. At this property, lake sediment samples taken from a large deep hole in a lake returned positive kimberlite geochemistry. As the hole is 60 to 100 hectares in size the possibility that it could be a kimberlite cannot be ignored.

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

Exploration and General and Administrative Expenditures

As at August 31, 2003, the Company had incurred exploration costs on mineral properties of $1,118,952 (charter aircraft $153,378; drilling, trenching and sampling $249,583; licences and recording fees $16,362; salaries and wages $88,745; technical and professional services $158,279; transportation $93,332 and project supplies of $107,250). Exploration costs for the period ended August 31, 2003 are higher than 2002 by $556,593, an increase of 99%.

On a per project basis, the Company spent the $1,118,952 exploration costs as follows: $57,771 on the Diamond Venture, $1,043,517 on the CH project, $7,771 on the Doyle Lake project, $2,004 on the Clinton, $2,520 on the McConnell Creek and $5,369 on the Happy Creek Gold/Silver Property.

The Company reported a net loss of $318,835 for the period ended August 31, 2003 compared to a net loss of $319,311 for the period ended August 31, 2002 (a decrease of 1% from 2002 to 2003). General administration expenses for the period ended August 31, 2003 were $268,815 compared to $226,912 for the period ended August 31, 2002 (an increase of 18% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $28,718; 2002 - $18,711), corporate relations (2003 – $59,911; 2002 - $18,812), travel (2003 - $35,025; 2002 - $17,204), licences, taxes, insurance and fees (2003 - $27,256; 2002 - $16,558) and shareholders' meetings and reports (2003 - $19,868; 2002 - $14,109).

Revenue for the period ended August 31, 2003 was $10,123 consisting of interest income compared with $1,661 for the period ended August 31, 2002.

Acquisition and Disposition of Resource Properties and Write offs

29 claims were staked during the period ended August 31, 2003.

The write off of exploration and mineral property costs for the period ended August 31, 2003 was composed of $57,771 Diamond Venture general exploration.

Related Party Transactions

During the six months ended August 31, 2003 the Company was billed $36,000 ($24,000 of which is included in accounts payable) by one director (August 31, 2002 – $41,600) for consulting fees and technical and professional services. The fees for the period ended August 31, 2003 are recorded as Consulting fees. As at August 31, 2003, the Company has accrued $24,000 owing to the director who is also the President for consulting fees and technical and professional services. See "Commitments" section.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2003, $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of August 31, 2003. If the conditions precedent had been satisfied at August 31, 2003, the amount owing under the agreement would be approximately $164,000 in addition to the $24,000 accrued at August 31, 2003.

GGL DIAMOND CORP.

Quarterly Report For The Nine Months Ended August 31, 2003

Financial Condition and Liquidity

The Company had working capital at August 31, 2003 of $861,666 compared with a working deficit of $15,365 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at August 31, 2003 the Company had $61,488 of long-term debt (mortgage loan) outstanding.

For the period ended August 31, 2003, the Company experienced a negative cash flow of $259,579 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended August 31, 2003, the Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid $80,000 cash as a finders fee, completed a second private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,224,999.90 and paid $82,800 cash as a finders fee, issued 550,333 common shares pursuant to the exercise of warrants for gross proceeds of $132,099.90 and issued 685,000 common shares pursuant to the exercise of stock options for gross proceeds of $199,666.65 See Note 2 – Share Capital and Note 3 – Stock Options.

The Company's cash position as at August 31, 2003 was $1,160,673. The increase in cash position compared to November 30, 2002 was due principally to the completion of two private placements. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended August 31, 2003 was $5,065 (an increase of $2,144 from August 31, 2002), which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

Subsequent Events

Subsequent to August 31, 2003:

i) the Company issued 1,066,999 common shares pursuant to warrants exercised for gross proceeds of $310,099.70

ii) completed a private placement of 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430. The Company paid a cash finders' fee of $70,832.

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

October 30, 2003

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR TBE PERIOD ENDED AUGUST 31, 2003

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX)** reports on the activities of the Company for the period ended August 31, 2003.

Since 1981, the Company has been engaged in the acquisition, exploration and development of mineral properties in North America. Its initial exploration focus was primarily on gold and copper-gold prospects. As a result, the Company retains ownership of a gold property and a copper-gold property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

In 1992, the Company began to explore for diamonds on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, Echo Bay Mines, and De Beers Canada Exploration Inc. ("De Beers", formerly Monopros Limited). One of these, the Doyle Lake Project with De Beers, has discovered a diamond bearing kimberlite and exploration is in progress. The Fishback Project claims (formerly held by the Slave Diamond Syndicate and a subsequent joint venture with De Beers) have reverted to the Company and exploration continues on some of the claims.

In March of 2000, the Company began a claim acquisition program, the CH Project, south and west of Lac de Gras and the Ekati Diamond Mine. Diamond exploration and claim staking continued through 2001, 2002 and 2003. Portions of this project area have advanced to the target drilling stage while heavy mineral sampling continues to aid in the definition of new targets. The CH project area contains over 300,000 acres in ten claim groups. The excellent geochemistry of the diamond indicator minerals in this area is prime evidence that clusters of diamond bearing kimberlites are to be found here.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Slave Craton, an area approximately 400 km by 600 km, is composed of thick crustal rocks greater than 2.5 billion years old. Defined by age and thickness, Cratons are known to contain economic diamond deposits. Prior to the Canadian diamond discoveries, the best known diamond deposits were in the Cratons of South Africa, Russia, India and Brazil. To date two major diamond deposits in the central portion of the Slave Craton are in production, the Ekati and Diavik mines.

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton

The southeast portion of the Slave Craton contains, to date, two potential diamond mines. The Snap Lake diamond deposit is scheduled to go into production in two to three years. The deposit was found in 1996 by a junior exploration company, Winspear Resources, which in 2000 was bought by De Beers. The Gahcho Kue kimberlites, on Mountain Province (MPV) claims adjacent to GGL's Doyle Lake project area, contain a gross diamond resource of $2.0 billion. De Beers is earning a 60% interest in this deposit from Mountain Province Diamonds Inc. A pre-feasibility study is in progress.

GGL began exploring the Doyle Lake area in 1993 under a joint venture agreement with Teck/Cominco. At that time kimberlites had yet to be discovered in the area.

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton, continued

The traditional method for exploring for kimberlites is through kimberlitic indicator mineral sampling (KIMS). It has been common knowledge that four minerals, chrome pyrope (a type of garnet), chrome diopside, picro ilmenite, and chrome spinel are used as kimberlite tracers (indicator minerals) based on an evaluation of their chemical composition. Although inclusions of these minerals within diamonds detract from the beauty of the diamond and decrease its economic value, they are very useful for exploration because they reveal the composition of the indicator minerals associated with diamonds. The sampling consists of digging a hole with a shovel and taking 10 to 20 litres of glacial till (dirt), and sending it to a laboratory for the recovery of the indicator minerals (if any) and the analysis of the indicator grains recovered. This method will not only confirm that a kimberlite is present in the area, but makes it possible to evaluate the potential of the kimberlite to host diamonds. The cost of sampling varies, but in general is $600 to $1,000 per sample.

Sampling programs at Doyle Lake were completed in 1993 and in 1994. Although most all of the samples were barren, one sample contained four grains of chrome pyropes that confirmed the potential for kimberlite. Two of the grains had the right composition to be associated with diamonds. Except for this sample, the overall results were discouraging and Teck/Cominco withdrew from the joint venture.

The Company, unable to interest the major diamond explorers in the area, continued on its own. By the end of 1994, the Company, following up on the one good sample, had located a series of samples (an indicator mineral train) that contained hundreds of kimberlitic and diamond indicators. In 1995, a joint venture was signed with De Beers that allowed the Company to continue exploration. In 1996, a source of the indicator mineral train was found. It proved to be a diamond bearing kimberlite at least 1.3 km in length, up to 5.7 metres thick and dipping at five to eleven degrees. At that time, a limited drilling program suggested a resource of 800,000 tonnes, but it was clear that the potential tonnage was much greater. Further evaluation of the indicator minerals, undertaken in Australia on behalf of the Company, and in South Africa by De Beers, confirmed the high grade diamond potential of the kimberlite.

Of the 30 Doyle Lake mineral claims, the LA 26 – 30 claims were staked by the Company subject to a Notice of Protest, filed in 1995, by which the Company contested the staking of underlying claims as being in contravention of the Canada Mining Regulations. (The 1996 kimberlite discovery was to lay within one of these claims.) At the same time SouthernEra staked adjoining, but separate mineral claims, also subject to a similar notice of protest. Beginning in 1995, litigation continued through to May 2003 at which time the Company and De Beers, and SouthernEra and Diamonds North were awarded their respective claims.

During the eight year period, in which the ownership of the claims were in question, no further exploration work was conducted on the five claims or the diamond bearing kimberlite found in 1996. De Beers continued exploration on the undisputed LA 1 – 25 claims, earning a 60% interest in the LA 1 – 30 claims. The Company has a 40% carried interest.

In May of this year a Tribunal appointed by the Minister of Indian and Northern Affairs upheld the May 1996 decision of the Supervising Mining Recorder, awarding the LA 26 – 30 mineral claims to the Company. At that time, De Beers informed the Company that they were ready to resume work on the claims.

During August and September, De Beers undertook a program to obtain kimberlite samples for microdiamond analysis and to begin to define the strike length of the kimberlite. The sample taken in 1996 contained 69 microdiamonds in a 125.2 kg sample, but the kimberlite obtained was diluted with granite as a result of the type of drilling equipment used. Nevertheless it was a significant result and confirmed that the kimberlite contains diamonds. This year's drilling used a core drill that recovered only kimberlite in a 160 kg sample. Without dilution the microdiamond counts are expected to be greater. It is standard practice in diamond exploration to first take samples of approximately this size to help determine if larger more expensive sampling is warranted. After the results are received, which we anticipate will be early next year, but could be sooner, De Beers will evaluate the practicality of taking a large sample of approximately two tonnes by trenching from surface. The trenching will be more efficient and cost effective than drilling.

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton, continued

This program succeeded in extending the strike length of the kimberlite from 1.3 km to 2 km, which is of great potential significance for the Company and its shareholders. The kimberlite resembles a book lying on a table that has one side lifted by one or two inches. We now know that the lifted edge of the "book" is at least 2 km long, and we know that this edge is up to 5 metres thick. The part that slopes away has been defined by only a few drill holes, which to date have followed it for 150 metres.

These promising results look remarkably similar to the early exploration results of Snap Lake. The early drilling at Snap Lake was also along the near-surface edge of a kimberlite that appeared to be a few centimetres to a few metres thick with a strike length of less than 1 km. Only after some 50,000 metres of drilling was the Snap Lake Kimberlite found to contain a total resource of 60 million tonnes. To date 23 million tonnes have been outlined for mining. It is not unreasonable to consider a possible 5 to 10 million tonnes at the Doyle kimberlite or with sufficient drilling much more (only 668 metres were drilled this year). The key factor is diamond content and that remains to be determined.

This year's drilling by De Beers also produced the first confirmation of a second suspected kimberlite lying below the Doyle kimberlite. The possibility of two kimberlites adds to the potential of this property.

De Beers continues to explore the GGL claims between the Doyle kimberlite and the kimberlites on the Mountain Province claims. All of the main diamond bearing kimberlites lie along a northeast corridor that we have termed "Kimberlite Alley". Between the Doyle kimberlite and our north claim boundary at Gahcho Kue, ten kilometres of this corridor remains to be adequately explored. Outside of this corridor there are two pipe-like drill targets that are being considered for drilling this winter.

De Beers has spent over $6 million on the Doyle property. This world-class diamond company has been an excellent joint venture partner and we look forward to the continued exploration of this promising property.

CH Project Area, Central Slave Craton

The central area of the Slave Craton is home to two diamond mines, Ekati and Diavik. These two mines, the first in Canada, together produce 10% of the world's diamond production. The central part of the Slave Craton was recently described by research scientists at the 8th International Kimberlite Conference, held this year in Victoria BC, as one of the most prospective diamond potential areas of the Slave Craton. It is here that the Company's CH mineral claims are located.

Although GGL began staking these claims in 2000, the Company began to gather the information that allowed this to happen in 1992, the year the Company started diamond exploration. That year, the Company began to build what is today an enviable and rich source of data and information. Since that year, the Company has routinely logged and analyzed vast quantities of diamond exploration data that is available from public, private, and government sources, and manages this information to produce maps, tables and reports on demand. From this unique and proprietary data set, we have selected areas known to have diamond chemistry indicator minerals. Because exploration is a dynamic and competitive industry, it took time, patience and secrecy to take our own samples to confirm the data set information and to stake highly desirable claims. This was accomplished at a slower pace than may have been desired because of the difficulties all resource companies were experiencing in raising money during what was undoubtedly the worst downturn for the resource industry in 50 years.

Diamonds are expensive because they are rare and extremely difficult to find. To give the Company and its shareholders the best chance for success we acquired as much ground with diamond potential as we could afford (currently over 325,000 acres). This required a great deal of time and money to maintain claims, as set by government regulations, until we could focus on those claims that have the greatest potential.

CH Project Area, Central Slave Craton, continued

The simple version of diamond exploration is first, to find the right indicator minerals, follow them until they end, ideally at a geophysical anomaly (target), drill it, find the kimberlite containing diamonds and live happily ever after. Early in our exploration, on three of our properties, we found indicator minerals, reflecting classic geophysical anomalies. With the blessing and expertise of our independent experts, we drilled six targets, but we found no kimberlites. We now had something in common with the other diamond exploration companies who drilled many targets without finding kimberlites. Drilling many targets is a valid approach to finding diamonds, for those large companies that can afford it. A junior company with limited funds (like GGL) must take more time to evaluate and prioritize each target before drilling.

The CH Project Area contains ten separate diamond exploration properties. Of these the Zip-de, Starfish, Seahorse, Courageous and Mackay are the most advanced. Extensive exploration in the form of indicator mineral sampling and geophysical surveys has been completed on these claims. Our geologists are now evaluating results in order to select drill targets. Prioritizing of drill targets is expected to be completed early next year after we receive the results of this year's exploration. Three potential high priority drill targets have been identified from the preliminary results of the Fugro airborne geophysical survey, on the Zip-de mineral claims. Two of these have good indicator mineral support. The third required additional sampling (results are pending) to confirm the indicator mineral relationship.

To illustrate some of the complexities of the exploration process, the Company had expected to complete an 8,000 line kilometre airborne survey over the Starfish and Zip-de claims in August. However, completion of the survey was delayed because of severe magnetic storms caused by solar flares. We now expect to receive final processed data, maps and reports in November. Because of this unexpected circumstance, the Company had to abandon its plans to start a drill program this year.

By using the preliminary data provided by Fugro during the survey, our geologists were able to select and make site visits of potential target areas. They located 28 targets on Starfish and 45 on the Zip-de claims. Many of these will not become priority targets and upon receipt of the final data, and with additional processing, new targets may be selected. The final processing of the data is important as many of the best diamond deposits have shown only weak responses to geophysics (some have no response) and these weak responses are often not apparent in the preliminary data.

Many of the kimberlitic indicator minerals within the trains on the Starfish and Zip-de claims are also diamond indicators. Their sources are worth finding and that is what we plan to do.

The Seahorse claims contain a 2 km wide, low-count indicator mineral train. Several drill targets have been chosen at the head of this train. On the Courageous claims, three targets lie at the head of the mineral train. All of these targets will be evaluated and rated against those of the Starfish and Zip-de targets.

Early this winter and prior to the final selection of drill targets, the chosen potential drill targets will be covered by ground geophysical surveys.

The other separate diamond exploration properties are Winter Lake North, Winter Lake South, Zip-du, Zip-da and the "G" claims. Of these, the Winter Lake North has the best indicator mineral counts and diamond chemistry. Our geologists collected new indicator mineral samples this year to help define the trend of indicator mineral trains. The Company anticipates completing geophysics on this property in the coming year and selecting targets for drilling in the late summer of 2004 or early winter 2005.

Samples were taken on the Zip-du and Zip-da this summer and these claims are in the early stages of diamond exploration. Results of indicator mineral sampling on the Winter Lake South and G claims are the least promising of the properties. Some anomalous samples occur, but trends are poorly defined.

The gathering of evidence to help select the best targets for drilling is time consuming and expensive. The more evidence we get the better our chances of success. How patient can we be, how patient should we be, or how patient are our shareholders? Like an archer with ten arrows, a hundred targets and only one prize, we have to aim carefully and hope for a little bit of luck.

Last but not least, the Fishback Project is being re-examined and may be drilled as part of our 2004 drill program. At this property, lake sediment samples taken from a large deep hole in a lake returned positive kimberlite geochemistry. As the hole is 60 to 100 hectares in size the possibility that it could be a kimberlite cannot be ignored.

Exploration and General and Administrative Expenditures

As at August 31, 2003, the Company had incurred exploration costs on mineral properties of $1,118,952 (charter aircraft $153,378; drilling, trenching and sampling $249,583; licences and recording fees $16,362; salaries and wages $88,745; technical and professional services $158,279; transportation $93,332 and project supplies of $107,250). Exploration costs for the period ended August 31, 2003 are higher than 2002 by $556,593, an increase of 99%.

On a per project basis, the Company spent the $1,118,952 exploration costs as follows: $57,771 on the Diamond Venture, $1,043,517 on the CH project, $7,771 on the Doyle Lake project, $2,004 on the Clinton, $2,520 on the McConnell Creek and $5,369 on the Happy Creek Gold/Silver Property.

The Company reported a net loss of $318,835 for the period ended August 31, 2003 compared to a net loss of $319,311 for the period ended August 31, 2002 (a decrease of 1% from 2002 to 2003). General administration expenses for the period ended August 31, 2003 were $268,815 compared to $226,912 for the period ended August 31, 2002 (an increase of 18% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $28,718; 2002 - $18,711), corporate relations (2003 – $59,911; 2002 - $18,812), travel (2003 - $35,025; 2002 - $17,204), licences, taxes, insurance and fees (2003 - $27,256; 2002 - $16,558) and shareholders' meetings and reports (2003 - $19,868; 2002 - $14,109).

Revenue for the period ended August 31, 2003 was $10,123 consisting of interest income compared with $1,661 for the period ended August 31, 2002.

Acquisition and Disposition of Resource Properties and Write offs

29 claims were staked during the period ended August 31, 2003. The write off of exploration and mineral property costs for the period ended August 31, 2003 was composed of $57,771 Diamond Venture general exploration.

Related Party Transactions

During the six months ended August 31, 2003 the Company was billed $36,000 ($24,000 of which is included in accounts payable) by one director (August 31, 2002 – $41,600) for consulting fees and technical and professional services. The fees for the period ended August 31, 2003 are recorded as Consulting fees. As at August 31, 2003, the Company has accrued $24,000 owing to the director who is also the President for consulting fees and technical and professional services. See "Commitments" section.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2003, $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of August 31, 2003. If the conditions precedent had been satisfied at August 31, 2003, the amount owing under the agreement would be approximately $164,000 in addition to the $24,000 accrued at August 31, 2003.

Financial Condition and Liquidity

The Company had working capital at August 31, 2003 of $861,666 compared with a working deficit of $15,365 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. As at August 31, 2003 the Company had $61,488 of long-term debt (mortgage loan) outstanding.

For the period ended August 31, 2003, the Company experienced a negative cash flow of $259,579 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended August 31, 2003, the Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid $80,000 cash as a finders fee, completed a second private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,224,999.90 and paid $82,800 cash as a finders fee, issued 550,333 common shares pursuant to the exercise of warrants for gross proceeds of $132,099.90 and issued 685,000 common shares pursuant to the exercise of stock options for gross proceeds of $199,666.65.

The Company's cash position as at August 31, 2003 was $1,160,673. The increase in cash position compared to November 30, 2002 was due principally to the completion of two private placements.

Subsequent Events

Subsequent to August 31, 2003 the Company issued 1,066,999 common shares pursuant to warrants exercised for gross proceeds of $310,099.70 and completed a private placement of 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430. The Company paid a cash finders' fee of $70,832.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 31, 2003 of an option to purchase up to 400,000 common shares of GGL Diamond Corp. at a price of $0.30 per share exercisable until October 31, 2008, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 6th day of November, 2003.

GGL Diamond Corp.

"Raymond A. Hrkac"
By: Raymond A. Hrkac
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.